Monthly Report - August, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (481,930)       36,033,374
Change in unrealized gain (loss) on open            8,501,418          195,898
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                 0            7,837
      obligations
   Change in unrealized gain (loss) from U.S.        29,119           27,343
      Treasury obligations
Interest Income 			             25,363          202,449
Foreign exchange gain (loss) on margin		     49,720           38,141
  deposits
				                ------------    -------------
Total: Income 				   	    8,123,690       36,505,042

Expenses:
   Brokerage commissions 		            1,250,604       10,573,947
   Management fee 			               34,017          281,623
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                1,118           34,739
   Administrative expense 	       	              117,502          960,698
					         ------------    -------------
Total: Expenses 		                    1,403,241       11,851,007
Net Income(Loss)			   $        6,720,449       24,654,035
for August, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (238,880.383    $     7,569,683    239,469,256    247,038,939
units) at July 31, 2014
Addition of 		 	              0        470,735        470,735
456.914 units on August 1, 2014
Redemption of 		 	    (2,000,000)    (6,120,016)    (8,120,016)
(7,388.745) units on  August 31, 2014*
Net Income (Loss)               $       242,408      6,478,041      6,720,449
for August, 2014
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2014
(232,026.153 units inclusive
of 77.601 additional units) 	      5,812,091    240,298,016    246,110,107
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2014 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       2.64% 	   9.48%  $    1,043.56	  215,586.295 $   224,976,855
Series 2       3.01% 	  12.62%  $    1,256.90	       39.121 $        49,171
Series 3       3.03% 	  12.81%  $    1,270.50	   14,195.126 $    18,034,929
Series 4       3.20% 	  14.33%  $    1,382.45	    2,205.611 $     3,049,152

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



Millburn Ridgefield Corporation
411 West Putnam Avenue
Suite 305
Greenwich. Connecticut 06830-6233


September 9, 2014


Dear Investor:


The Trust was profitable during August, almost entirely due to gains on long interest rate futures positions. Trading of grain and metal futures were marginally profitable, but those gains were largely offset by losses from stock index futures and currency forwards. Trading of other commodity futures--energy, livestock and softs--was essentially flat.

European interest rates were driven to record lows, even at times into negative territory, by a combination of lack of growth in the EU; EU inflation stubbornly at or below 0.5%; ECB President Draghi's comments at the Fed's Jackson Hole conference suggesting some form of QE was on the horizon; and flight to safety demand reflecting geopolitical strains in the Ukraine and Middle East. Against this background, even
U.S. interest rates were dragged lower despite the continued wind down of the Fed's QE program and evidence of solid growth in America.
Consequently, long positions in U.S., German, French, Italian, British, Canadian and Japanese note and bond futures were profitable.

Trading of equity futures turned in mixed results, resulting in a fractional loss overall. Long positions in U.S. stock futures were profitable as growth statistics and indicators were solid if not spectacular. Long positions in Canadian, Taiwanese and Hong Kong equity futures were marginally positive, as was a short VIX trade as stock market volatility declined. On the other hand, long positions in Korean and Japanese stock futures suffered losses in the wake of weaker than expected growth data in those countries. Long German equity futures trades were marginally unprofitable.

Currency trading was volatile and registered a fractional loss for the month. Long New Zealand dollar and Swiss franc trades, and Japanese yen trading produced the largest losses. Meanwhile, long Aussie dollar trades versus several currencies, a few short euro positions, and a short Chilean peso trade against the U.S. dollar generated partially offsetting gains.

Energy prices struggled to find direction as the presence of ample supplies battled with geopolitical uncertainties. Losses from trading natural gas, WTI crude and RBOB gasoline slightly outweighed the small gains from trading Brent crude, heating oil and London gas oil. A long aluminum position generated a gain that marginally outpaced the losses from long copper and zinc trades.

Elsewhere, short positions in soybeans, soybean oil and sugar were profitable; while short wheat and cotton positions and live cattle trading were slightly unprofitable.



   					Very truly yours,

				       	Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman